FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement released to The Stock Exchange of Hong Kong Limited on 19 October 2010 pursuant to rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

THIRD INTERIM DIVIDEND FOR 2010

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, notice is given that a meeting of Directors of HSBC Holdings plc will be held on Monday, 1 November 2010 to consider the declaration of a  third interim dividend for 2010.

By Order of the Board
R G Barber
Group Company Secretary

19 October 2010

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: S K Green, M F Geoghegan, S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†, R A Fairhead†, D J Flint, A A Flockhart, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date:  19 October, 2010